Filed by South State Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CenterState Bank Corporation

Commission File No.: 000-32017

The following Q&A were made available in connection with the transaction:

Why did South State and CenterState decide to merge?

As much as mergers are about finding the right fit for companies, they’re also about people. Having a lot of trust and mutual respect for the companies and for the leaders of the companies is critical to a successful merger.

Over the past decade, our two companies have had a close relationship and have been on a similar path of growth. Our business models are fundamentally the same, with a focus on relationship banking. We each complement one another very well, contributing to a stronger partnership.

What are your ultimate aspirations for the company? Will you continue to pursue M&A?

Our top priority will be ensuring a successful integration for this merger. Our aspiration for the company is to create a better banking experience through an expanded footprint, enhanced products and services and innovative digital offerings.

Why was the South State Bank name selected?

Both companies have strong brand recognition and brand equity. The South State name was chosen because it is more reflective of the geographical reach of both our current companies and, now, our combined companies. Together, we have more than 100 years of experience providing our customers with the best financial solutions, and we are committed, as ever, to investing in the communities we serve.

Why will the headquarters be in Winter Haven, FL?

Winter Haven, FL is where the CEO of CenterState (who will be the CEO of the combined company) is located today, so it makes sense to have the headquarters there, as well. In addition, our company will be the largest bank headquartered in Florida and Winter Haven is located in the center of that state.

Where will the support areas be located for the combined company?

•	Our headquarters will be in Winter Haven, Florida and we’ll continue to maintain a presence at our existing support centers.

Will we close branches?

There is very little overlap in the branch network of the combined companies. However, just as each company does today, as a combined company, we will continue to assess our operations and make adjustments to our branch network as a result of changes in consumer behaviors. And until we close, it will be business as usual.

At a combined $34 billion in assets, who are your primary competitors?

From our viewpoint, our competitors don’t change. We will continue to compete against the large banks, but with more capabilities and resources as a combined team, especially in the digital space.

What will the strategy be for building the South State brand in the former CenterState territory?

Our people are our brand. The experience customers have when they come to our branches and talk to their banker on the phone – that won’t change. We’re taking great care to ensure customers continue to get the service they expect from the local bankers they trust.

We will focus on helping customers and potential customers experience that we are a well-established company that combined has more than 100 years of offering the best financial solutions. We want them to know we’re not just their bankers – we’re also their neighbors and friends, and we’re committed to building relationships that help customers and communities.

What are the advantages of the merger to the bank? How about to customers?

•	Advantages for the bank:
o	As a result of this merger, we will serve 18 high-growth markets in 6 Southeastern States.
o	We will be able to serve more than 1 million customers from more than 300 locations.
o	We will have a combined $34 billion in assets.

•	Advantages for the customer:
o	Additional capabilities, products and services.
o	Innovative digital banking technology to make customers’ lives easier and more convenient.
o	Additional access for customers, with 300+ locations in 6 states.
o	Serving customers for more than 100 years.

When will you announce your executive team? Board?

•	Robert Hill, the current CEO of South State, will be the Executive Chairman of the combined company.
•	John Corbett, the current CEO of CenterState, will be the CEO of the combined company.
•	The leadership team led by John Corbett will be comprised of current executives from each of CenterState and South State.
•	An operating committee has also been assembled that is also balanced accordingly from key leadership from both banks.
•	The Board of Directors will be composed of 16 directors, including eight directors from each company.
•	All other leadership decisions will be made by the end of March 2020.

When do we anticipate the merger will close?

We anticipate the merger will close in the 3rd quarter 2020, subject to receipt of shareholder and regulatory approvals.

Important Information About the Merger and Where to Find It

South State intends to file a registration statement on Form S-4 with the SEC to register the shares of South State’s common stock that will be issued to CenterState’s shareholders in connection with the transaction. The registration statement will include a joint proxy statement of South State and CenterState that also constitutes a prospectus of South State. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of South State and CenterState in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by South State or CenterState through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or CenterState at:

South State Corporation	CenterState Bank Corporation
520 Gervais Street	1101 First Street South, Suite 202
Columbia, SC 29201-3046	Winter Haven, FL 33880
Attention: Investor Relations	Attention: Investor Relations
(800) 277-2175	(863) 293-4710

Before making any voting or investment decision, investors and security holders of South State and CenterState are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

South State, CenterState and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of each of South State and CenterState in connection with the merger. Information regarding the directors and executive officers of South State and CenterState and other persons who may be deemed participants in the solicitation of the shareholders of South State or of CenterState in connection with the merger will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed by South State with the SEC. Information about the directors and executive officers of South State and their ownership of South State common stock can also be found in South State’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 6, 2019, and other documents subsequently filed by South State with the SEC. Information about the directors and executive officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 12, 2019, and other documents subsequently filed by CenterState with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Forward-Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed merger of South State and CenterState, including future financial and operating results (including the anticipated impact of the transaction on South State’s and CenterState’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of South State or CenterState to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger,

(12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of CenterState and South State can be found in South State’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and CenterState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. CenterState and South State disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

The following email was sent to employees in connection with the transaction:

Good morning! What an exciting day it is for our company as we take the next step in building the best bank in the Southeast. This morning, we announced a strategic partnership with CenterState Bank. CenterState is a company of similar size, operating in Florida, Georgia and Alabama.

Our vision is to be the bank of choice in the Southeast, and today we are taking a big step forward in fulfilling this vision. Together, South State and CenterState are creating a leading regional bank in the Southeast, with $34 billion in assets.

I want to start by thanking each of you for your incredible leadership. We have a history of being a leader in our industry and making decisions that position the company for continued, long-term success. Your commitment to building great banking relationships and adhering to our core values is key to this success.

This merger is about a strong partnership and building a great bank for the road ahead. Over the past decade we have had great bank partners, and with this combination we are getting another great partner.

Our combined company will support more than one million customers and expand to more than 300 locations in six states, including Florida, Georgia, Alabama, the Carolinas and Virginia. There is very limited geographic overlap, so there will be minimal disruption in the regions and markets.

As our industry continues to evolve, I am excited to be a part of this company’s future and the opportunities we have together in the decade to come. Banking Forward is the theme of our two companies coming together, and it signifies the road ahead and the opportunity to build something unique – together.

Robert R. Hill, Jr.

Chief Executive Officer

South State Corporation

Visit our Intranet for the official announcement and additional resources, including this week’s schedule of Town Hall meetings.

South State Corporation (“South State”) will file a registration statement with the SEC which will include a joint proxy statement/prospectus to be sent to the shareholders of South State and CenterState Bank Corporation (“CenterState”) in connection with the proposed merger under the rules of the SEC, which investors and security holders should read carefully. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from South State at its website, www.southstatebank.com, or from CenterState at its website, www.centerstatebank.com. South State, CenterState and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of South State and CenterState in connection with the proposed transaction. Information about these persons is included in each company’s annual proxy statement and in other documents subsequently filed with the SEC, and will be included in the registration statement and related joint proxy statement/prospectus when filed.

The following is a transcript of a video with Robert Hill, CEO of South State Corporation, and John Corbett, CEO of CenterState Bank Corporation, that was made available on BankingForward.com in connection with the transaction:

Robert:	Hi. I’m Robert Hill with South State Bank.

John:	And, I’m John Corbett with CenterState Bank.

Robert:	We’re excited to announce we have the unique opportunity to come together and create something new. Over the past decade, John and I have had a close relationship and our banks have been on a similar path. We’ve each hired talented bankers, entered some of the fastest growing markets, and are making significant technology investments. We believe our unique partnership positions us to offer…so much more.

John:	For more than one hundred years, we’ve been providing financial solutions to individuals, families and businesses. We share the same values of relationship banking and investing in the communities we serve. It’s the commitment to these values that made us the strong and successful companies we are today … and these values will guide us in the future.

Robert:	The future is very bright and will bring a new level of digital convenience to our clients while at the same time strengthening the personal relationships that will define us. It’s a future both of our teams are excited to create.

John:	Our name will be South State. Together, we are building an even greater company for our team members, our customers and our communities … that is trusted … committed … and banking forward.

Important Information About the Merger and Where to Find It

South State intends to file a registration statement on Form S-4 with the SEC to register the shares of South State’s common stock that will be issued to CenterState’s shareholders in connection with the transaction. The registration statement will include a joint proxy statement of South State and CenterState that also constitutes a prospectus of South State. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of South State and CenterState in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by South State or CenterState through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or CenterState at:

South State Corporation	CenterState Bank Corporation
520 Gervais Street	1101 First Street South, Suite 202
Columbia, SC 29201-3046	Winter Haven, FL 33880
Attention: Investor Relations	Attention: Investor Relations
(800) 277-2175	(863) 293-4710

Before making any voting or investment decision, investors and security holders of South State and CenterState are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

South State, CenterState and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of each of South State and CenterState in connection with the merger. Information regarding the directors and executive officers of South State and CenterState and other persons who may be deemed participants in the solicitation of the shareholders of South State or of CenterState in connection with the merger will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed by South State with the SEC. Information about the directors and executive officers of South State and their ownership of South State common stock can also be found in South State’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 6, 2019, and other documents subsequently filed by South State with the SEC. Information about the directors and executive officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 12, 2019, and other documents subsequently filed by CenterState with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Forward-Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed merger of South State and CenterState, including future financial and operating results (including the anticipated impact of the transaction on South State’s and CenterState’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of South State or CenterState to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger, (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of CenterState and South State can be found in South

State’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and CenterState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. CenterState and South State disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Merger and Where to Find It

South State intends to file a registration statement on Form S-4 with the SEC to register the shares of South State’s common stock that will be issued to CenterState’s shareholders in connection with the transaction. The registration statement will include a joint proxy statement of South State and CenterState that also constitutes a prospectus of South State. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of South State and CenterState in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by South State or CenterState through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or CenterState at:

South State Corporation	CenterState Bank Corporation
520 Gervais Street	1101 First Street South, Suite 202
Columbia, SC 29201-3046	Winter Haven, FL 33880
Attention: Investor Relations	Attention: Investor Relations
(800) 277-2175	(863) 293-4710

Before making any voting or investment decision, investors and security holders of South State and CenterState are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

South State, CenterState and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of each of South State and CenterState in connection with the merger. Information regarding the directors and executive officers of South State and CenterState and other persons who may be deemed participants in the solicitation of the shareholders of South State or of CenterState in connection with the merger will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed by South State with the SEC. Information about the directors and executive officers of South State and their ownership of South State common stock can also be found in South State’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 6, 2019, and other documents subsequently filed by South State with the SEC. Information about the directors and executive officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 12, 2019, and other documents subsequently filed by CenterState with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Forward-Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed merger of South State and CenterState, including future financial and operating results (including the anticipated impact of the transaction on South State’s and CenterState’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of South State or CenterState to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger, (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of CenterState and South State can be found in South State’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and CenterState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. CenterState and South State disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

South State Bank and CenterState Bank are joining together to create the leading regional bank in the Southeast. As trusted partners, we are committed to providing more locations, enhanced products and services and innovative digital banking technology to make our customers’ lives easier and more convenient. And, together, we’re building an even greater company for our team members, customers and communities that is trusted, committed and banking forward. Our number one priority is to make this a smooth transition for you and our team members. Please continue to bank as you do today. We’ve been providing financial solutions to individuals, families and businesses throughout the Southeast for more than 100 years. This transaction between CenterState Bank and South State Bank is subject to customary closing conditions, including receipt of shareholder and regulatory approvals. CenterState Bank and South State remain separate and independent companies until the transaction closes. Member FDIC $34 Billion 1 Million+ in Assets Customers 300+ 100 Locations in 6 States Years of Service Our Combined Company Together, we will serve more than 1 million customers in six states including Florida, Alabama, Georgia, the Carolinas and Virginia. Learn More For more information, visit us at BankingForward.com Trusted. Committed. Banking Forward.

Tweets, Facebook, Instagram and other social media posts related to the transaction:

•	Tweet (Twitter @SouthStateBank): #Banking #News: @SouthStateBank and @CSB4Banks have announced a partnership, creating a leading #SE regional #bank. The company will serve 1 million+ customers from 300+ locations across 6 states, including #FL, #AL, #GA, #SC, #NC & #VA. Learn more: https://bit.ly/2sXaVD4

•	Facebook: Today, a powerful banking combination was announced between South State Bank and CenterState Bank, creating a leading, Southeastern-based regional bank. The combined company will operate as South State Bank and will serve more than 1 million customers from 300+ locations, spanning 6 states, including #FL, #AL, #GA, #SC, #NC and #VA. Learn more: https://bit.ly/2sXaVD4

•	LinkedIn: Today, South State Bank and CenterState Bank have announced a powerful partnership, creating a leading, Southeastern-based regional bank. The combined company will be a high-performance financial institution with approximately $34 billion in assets serving 18 high-growth markets in 6 states. Learn more: https://bit.ly/2sXaVD4

•	Instagram (Instagram @southstatebank): Today, a merger between @SouthStateBank and @CenterStateBank was announced, creating a leading, Southeastern-based regional bank. The combined company will operate as South State Bank and will serve more than 1 million customers from 300+ locations, spanning 6 states, including #FL, #AL, #GA, #SC, #NC and #VA. Click the link in our bio to see a video message from our CEOs.

Important Information About the Merger and Where to Find It

South State intends to file a registration statement on Form S-4 with the SEC to register the shares of South State’s common stock that will be issued to CenterState’s shareholders in connection with the transaction. The registration statement will include a joint proxy statement of South State and CenterState that also constitutes a prospectus of South State. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of South State and CenterState in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by South State or CenterState through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or CenterState at:

South State Corporation	CenterState Bank Corporation
520 Gervais Street	1101 First Street South, Suite 202
Columbia, SC 29201-3046	Winter Haven, FL 33880
Attention: Investor Relations	Attention: Investor Relations
(800) 277-2175	(863) 293-4710

Before making any voting or investment decision, investors and security holders of South State and CenterState are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

South State, CenterState and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of each of South State and CenterState in connection with the merger. Information regarding the directors and executive officers of South State and CenterState and other persons who may be deemed participants in the solicitation of the shareholders of South State or of CenterState in connection with the merger will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed by South State with the SEC. Information about the directors and executive officers of South State and their ownership of South State common stock can also be found in South State’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 6, 2019, and other documents subsequently filed by South State with the SEC. Information about the directors and executive officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 12, 2019, and other documents subsequently filed by CenterState with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Forward-Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed merger of South State and CenterState, including future financial and operating results (including the anticipated impact of the transaction on South State’s and CenterState’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of South State or CenterState to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger, (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of CenterState and South State can be found in South State’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and CenterState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. CenterState and South State disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.